P.O. Box 9012 Clearwater, Florida 33758-9012 (727) 299-1800

May 30, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Transamerica Funds (the “Registrant”)

(File Nos. 033-02659; 811-04556)

Ladies and Gentlemen:

On behalf of the Registrant, we are filing, via the EDGAR system, Post-Effective Amendment No. 187 under the Securities Act of 1933, as amended (the “Securities Act”), and Post-Effective Amendment No. 188 under the Investment Company Act of 1940, as amended, to the Registration Statement on Form N-1A (the “Amendment”). The Amendment is being filed under paragraph (a)(1) of Rule 485 under the Securities Act, for review and comment by the Staff of the U.S. Securities and Exchange Commission. Pursuant to Rule 485(a)(1), the Registrant has designated on the facing sheet to the Registration Statement that the Amendment become effective July 31, 2014. No fees are required in connection with this filing.

The Amendment is being filed for the purpose of providing updated disclosure related to the name change, principal investment strategy change and sub-adviser change for Transamerica Global Equity. The Amendment is also being filed to register a new class of shares which will be designated as Class I2 shares.

Please direct any comments or questions concerning this filing to the undersigned at (727) 299-1825.

Very truly yours,

/s/ T. Gregory Reymann, II
T. Gregory Reymann, II
Vice President and Assistant General Counsel
Transamerica Asset Management, Inc.